Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On July 22, 2004, we held a conference call announcing our earnings for the quarter ended June 30, 2004, and provided further details relating to our previously announced plan to convert to a real estate investment trust (REIT). The following are copies of slides used in connection with our conference call.

New Century

Financial Corporation

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this slide presentation may be deemed to be forward-looking statements under federal securities laws, and we intend that such statements be subject to the safe harbor created thereby. The forward-looking statements include (i) our 2004 net earnings, earnings per share and production volume projections; (ii) our estimates regarding our net margin, weighted average coupon, pass-thru rate on bonds, annual losses, capitalized costs, servicing fees and hedging and other fees over the next 12 months; (iii) our estimate of the contribution of our balance sheet portfolio to our 2004 earnings per share; (iv) our belief that our servicing platform is scalable to support growth of our production and on-balance sheet portfolio; (v) our expectation that we will retain servicing on all on-balance sheet securitizations; (vi) our expectation that our receipt of ratings from Standard & Poor’s and Fitch Rating Services will enable additional servicing growth through servicing-retained whole loan sales during the second half of 2004; (vii) our production projections of $10 billion to $12 billion for each of 3Q04 and 4Q04; (viii) our belief that our strong growth in earnings per share and cash flow set a solid base for the REIT conversion; (ix) our belief that our increased OBS asset portfolio builds a diversified, sustainable earnings trend; and (x) our expectations regarding the timing of our stockholder meeting and our conversion to REIT status. We caution that these statements are qualified by important factors that could cause actual events to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system; (ii) the interest rate environment; (iii) the condition of the markets for whole loans and mortgage-backed securities; (iv) the stability of residential property values; (v) our ability to obtain stockholder approval of the agreement and plan of merger that is attached as an annex to the registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (“SEC”) by New Century REIT, Inc. in connection with the REIT conversion; (vi) the satisfaction or, where permitted, waiver of the conditions specified in the agreement and plan of merger; (vii) the timing of the SEC’s review of our registration statements on Form S-4 and S-3, as amended; (viii) our ability to comply with the requirements applicable to REITs; (ix) our ability to maintain low loan acquisition costs; (x) the potential effect of new state or federal laws and regulations; (xi) the effect of increasing competition in our sector; (xii) our ability to maintain adequate credit facilities to finance our business; (xiii) the outcome of litigation or regulatory actions pending against us; (xiv) the accuracy of the assumptions used to calculate our EPS and cash flow projections; (xv) the ability of our servicing platform to maintain high performance standards; and (xvi) our ability to adequately hedge our residual values. Additional information on these and other factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, and our other periodic filings with the Securities and Exchange Commission, and also in the registration statements on Forms S-3 and S-4, as amended, filed with the SEC by New Century REIT, Inc. We assume no obligation to update the forward-looking statements included in this slide presentation.

Company Performance

Record Production – Record Earnings

2004 2003

Production Volume

Second Quarter $12.3 billion $5.8 billion

Year $40.0 billion+(e) $27.4 billion

Net Earnings

Second Quarter $102.4 million $60.8 million

Year $400.0 million(e) $245.5 million

Earnings Per Share

Second Quarter $2.41(1) $1.61

Year $8.25 – 8.75(e) $6.56

(1) Includes $0.19 positive impact on EPS related to resolution of Internal Revenue Service examination

(e) estimate

Financial Overview

Growing Balance Sheet Assets

$’s in millions

$10,000

$8,000

$6,000

$4,000

$2,000

$0

$491 $1,188 $3,760 $4,746 $5,999 $9,146

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

On-balance Sheet Portfolio

On-Balance Sheet (OBS) Securitizations

At June 30, 2004 – On-Balance Sheet Securitizations of $7.4 billion*

At June 30(a) Avg. – Next 12 Mos.(e)

Wtd. average coupon 6.93% 6.99%

Pass-thru rate on bonds (1.91%) (2.74%)

Annual losses (1.00%) (1.00%)

Capitalized costs (0.40%) (0.40%)

Servicing fees (0.48%) (0.48%)

Hedging and other (0.05%) (0.05%)

Net Margin 3.09% 2.32%

*The $7.4 billion plus $1.7 billion that has yet to be securitized comprise the $9.1 billion portfolio at June 30, 2004

(a) actual (e) estimate

Portfolio Contribution to EPS

$’s in billions

$14.0

$12.0

$10.0

$8.0

$6.0

$4.0

$2.0

$0.0

$1.2 $4.7 $9.1 $12.0

2.3%

10.0%

24.0%

36.0%

40.0%

35.0%

30.0%

25.0%

20.0%

15.0%

10.0%

5.0%

0.0%

1H03 2003 1H04 2004*

Portfolio Balance % Contribution to EPS

*Estimated

Loan Performance

60+ Delinquency by Production Vintage for Loans Securitized by NCEN

60+ Delinquency

16%

14%

12%

10%

8%

6%

4%

2%

0%

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

Operations Overview

Growing Wholesale Production

Wholesale Volume by quarter—$’s in millions

$12,000

$10,000

$8,000

$6,000

$4,000

$2,000

$0

$5,324 $7,991 $7,582 $7,695 $11,086

2Q03 3Q03 4Q03 1Q04 2Q04

Growing Retail Production

Retail Volume by quarter—$’s in millions

$1,200 $1,000 $800 $600 $400 $200 $0

$479 $649 $670 $741 $1,170

2Q03

3Q03

4Q03

1Q04

2Q04

Growing Purchase Business

Home Purchase Loan Business

Purchase Business—in Millions $5,000 $4,000 $3,000 $2,000 $1,000 $0

21%

27%

28%

29%

34% $1,335 $2,298 $2,344 $2,484 $4,219

Percent of Total Volume

50% 40% 30% 20% 10%

2Q03 3Q03 4Q03 1Q04 2Q04

Purchase Volume % of Total Volume

Production Characteristics

Credit Quality Trend

% of Production

90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

39.6%

47.0%

57.0%

80.3%

87.5%

576

586

595

599

634

12.7%

8.5%

5.0%

3.6%

2.7%

Wtd. Avg. FICO Score

640 630 620 610 600 590 580 570 560 550

2Q00 2Q01 2Q02 2Q03 2Q04

Top 2 Credit Grades Bottom 2 Credit Grades Wtd. Avg. FICO Score

Production Characteristics

Credit Characteristics – comparing 2Q04 OBS to 2Q04 production

On-Balance Sheet

Securitizations Production

Wtd. avg. FICO score 636 634

Wtd. avg. interest rate – fixed 6.6% 6.9%

Wtd. avg. interest rate – ARM 6.6% 6.8%

Wtd. avg. LTV 79.8% 77.6%

% of top two credit grades 88.9% 87.5%

% of bottom two credit grades 2.0% 2.7%

Loan Servicing Platform

Servicer ratings received from Standard & Poor’s and Fitch Rating Services

$20.9 billion loan servicing balance as of June 30, 2004

Scalable platform to support growth of production and on-balance sheet portfolio

Expect to retain servicing on all on-balance sheet securitizations and ratings enable additional servicing growth through servicing-retained whole loan sales during 2H04

2004 Production Guidance

Targeting 2004 production volume of $40.0 billion+

A 46% increase vs. 2003

Loan Production ($’s in billions)

$40.0

$30.0

$20.0

$10.0

$0.0

$8.4 $12.3

Range $10.0—$12.0

Range $10.0—$12.0 $27.4 $40.0+

1Q04

2Q04

3Q04*

4Q04*

2003

2004*

*Estimated based on previously announced guidance

Summary

Summary

Strong loan volume with improving credit quality and execution

Strong growth in EPS and cash flow

Increased dividend payout

Sets solid base for REIT conversion

Increased OBS Asset Portfolio

Builds diversified, sustainable earnings trend

Increased contribution to EPS

Strong loan servicing portfolio performance

Increased volume and EPS targets

Anticipated REIT Timeline

Anticipate Stockholder Meeting in September

Conversion to REIT status by end of 4Q04

New Century

Financial Corporation

Proxy Information

This press release may be deemed to be solicitation material in connection with our previously announced plan to convert to a real estate investment trust (REIT). In connection with the proposed REIT conversion, a preliminary proxy statement/prospectus that is part of the registration statement on Form S-4, as amended, of New Century REIT, Inc., a wholly-owned subsidiary of New Century, was filed with the Securities and Exchange Commission on April 22, 2004. The preliminary proxy statement/prospectus is a proxy statement of New Century and prospectus of New Century REIT, Inc. Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus when available, because they will contain important information.

You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of New Century in connection with the proposed REIT conversion. Information about the directors and executive officers of New Century and their ownership of New Century stock are set forth in the preliminary proxy statement/prospectus. Investors are also urged to review the information regarding the interests of such participants in the definitive proxy statement/prospectus when filed with the Securities and Exchange Commission.